Exhibit 8

TAX OPINION OF CASTAING, HUSSEY & LOLAN, LLC

(Letterhead of Castaing, Hussey & Lolan, LLC appears here)

January 9, 2004

IBERIABANK Corporation

IBERIABANK

200 West Congress Street

Lafayette, LA 70501

Alliance Bank of Baton Rouge

3700 Essen Lane

Baton Rouge, LA 70809

Dear Sir or Madam:

This letter is in response to your request that we provide you with our opinion concerning certain federal income tax consequences which would arise from consummation of the proposed merger of Alliance Bank of Baton Rouge (“Alliance Bank”) with and into IBERIABANK, a wholly-owned subsidiary of IBERIABANK Corporation (the “Merger”).

We have examined the law and such papers, including the Agreement and Plan of Merger dated as of November 17, 2003 (the “Agreement”), the registration statement on Form S-4, and additional documents as deemed necessary to render this opinion. As to questions of fact material to our opinion we have relied upon representations of IBERIABANK Corporation and Alliance Bank contained in letters addressed to us, without undertaking to verify the same by independent investigation; upon representations set forth in the Agreement (including the Exhibits); and upon such other documents pertaining to the merger as we have deemed appropriate and necessary.

In our examination we have assumed that (i) the Merger will be consummated in accordance with the terms of the Agreement; (ii) each entity that is a party to the documents described in the preceding paragraphs has been duly organized under the laws of its state or country of organization, is validly existing and in good standing under such laws, and is duly qualified and in good standing in each jurisdiction in which it is required to be qualified to engage in the

January 9, 2004

IBERIABANK Corporation

IBERIABANK

Alliance Bank of Baton Rouge

transactions contemplated by the documents; (iii) each such entity has full power, authority, capacity, and legal right to enter into and perform the terms of the Agreement and the transactions contemplated thereby; (iv) the copies or originals of the documents furnished to us are authentic (if originals) or accurate (if copies), those that are contracts or instruments are enforceable and effective in accordance with their terms against all parties thereto, and all signatures are genuine; (v) any representations made in the documents are, and will continue to be, true and complete, and no default exists under any of the documents; (vi) the business and affairs of each of the entities that is a party to any of the documents will be conducted in accordance with the documents and all relevant laws; (vii) no actions will be taken, no change in any of the documents will occur, and no other events will occur, after the date hereof, that would have the effect of altering the facts, documents, or assumptions upon which this opinion is based; and (viii) the business reasons for the merger will constitute valid business purposes, within the meaning of Treasury Regulation Section 1.368-1(b) and (c), for the Merger.

The opinion rendered herein is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Department proposed, temporary, and final regulations, judicial decisions, and rulings and administrative interpretations of the Internal Revenue Service, as each of the foregoing exists on the date hereof. The opinion rendered below is not binding on the Internal Revenue Service or a court of law, and no assurance can be given that legislative or administrative action or judicial decisions that differ from the opinion rendered below will not be forthcoming. Any such differences could be retroactive to transactions or business operations prior to such action or decisions.

We express no opinion as to the federal income tax consequences of the Merger other than that described below, as to the effect of the Merger on prior transactions, or as to any state, local, or foreign income or other tax consequences with respect to the Merger.

Based on the foregoing, we are of the opinion, as of the date hereof and, under existing law, that:

(a)	The Merger qualifies as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code, and Alliance Bank, IBERIABANK and IBERIABANK Corporation each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

(b)	no gain or loss will be recognized by Alliance Bank, IBERIABANK or IBERIABANK Corporation as result of the Merger.

(c)	a shareholder of Alliance Bank who receives solely IBERIABANK Corporation common stock in exchange for all of his or her shares of Alliance Bank common stock will not recognize gain or loss on the exchange.

January 9, 2004

IBERIABANK Corporation

IBERIABANK

Alliance Bank of Baton Rouge

(d)	the aggregate tax basis of the IBERIABANK Corporation common stock received by a shareholder of Alliance Bank who exchanges all of his or her Alliance Bank common stock in the Merger (including any fractional share interest to which the shareholder may be entitled) will equal such shareholder’s aggregate tax basis in the shares of Alliance Bank common stock being exchanged.

(e)	the holding period of the shares of IBERIABANK Corporation common stock received in the Merger will include the period during which the shares of Alliance Bank common stock surrendered in exchange therefor were held, provided such shares of Alliance Bank common stock were held as capital assets at the effective date of the merger.

(f)	for federal income tax purposes, cash received by a holder of Alliance Bank common stock in lieu of a fractional share interest in IBERIABANK Corporation common stock will be treated as received in redemption of a fractional share interest in IBERIABANK Corporation, and gain or loss will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the basis of the fractional share of IBERIABANK Corporation common stock deemed to be surrendered.

(g)	a holder of Alliance Bank common stock who exercises dissenters’ rights in connection with the Merger generally will recognize capital gain or loss (assuming the common stock is held as a capital asset) equal to the difference, if any, between such holder’s tax basis in the Alliance Bank common stock exchanged and the amount of cash received in the exchange therefor.

This letter represents our opinion as to the interpretation of existing law and, accordingly, no assurance can be given that the service or the courts will agree with the above analysis. We have undertaken no obligation to update this opinion for changes in facts or law occurring subsequent to the date thereof.

Sincerely, CASTAING, HUSSEY & LOLAN, LLC

By:	/s/ Samuel R. Lolan, CPA

Samuel R. Lolan, CPA